Exhibit 21

INTEGRATED BIOPHARMA, INC. AND SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT

Subsidiary Name	State of Incorporation

InB:Manhattan Drug Company, Inc.	New York
AgroLabs, Inc.	New Jersey
IHT Health Products, Inc.	Delaware
Vitamin Factory, Inc.	Delaware
IHT Properties, Inc.	Delaware
The Organic Beverage Company – inactive	New Jersey
InB:Paxis Pharmaceuticals, Inc. (f/k/a Paxis Pharmaceuticals, Inc.) - inactive	Delaware